# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Onex Direct Lending BDC Fund, CIK 0001860424
CUSIP: 000000000
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 930 Sylvan Avenue, Englewood Cliffs, New Jersey (NJ), 07632
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0002040731
Persons authorized to receive notices and communications: Robina Malik, Group GC, c/o Convex Group Ltd., 6th Floor, Point House, 6 Front Street, Hamilton, Bermuda (D0), HM11, 1 (441) 232-0112

## Reporting persons
- Convex Re Limited: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 1,280,956.45; sole dispositive power 0; shared dispositive power 1,280,956.45; aggregate amount beneficially owned 1,280,956.45 (14.5% of the class)
- Convex Group Limited (CIK 0002040731): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 1,280,956.45; sole dispositive power 0; shared dispositive power 1,280,956.45; aggregate amount beneficially owned 1,280,956.45 (14.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Name of issuer: Onex Direct Lending BDC Fund
Address of issuer's principal executive offices: 930 Sylvan Avenue, Englewood Cliffs, New Jersey (NJ), 07632
Comment:
Explanatory Note

The Reporting Persons (defined below) previously filed jointly with the Onex Persons (defined below). On October 22, 2024, the Reporting Persons and the Onex Persons jointly filed Amendment No. 1 to Schedule 13D (the "Joint Schedule 13D Filing"). The Joint Schedule 13D Filing amended the initial statement on Schedule 13D filed on January 25, 2024 by Onex Credit Holdings LLC, Onex Corporation and Gerald W. Schwartz relating to the Common Shares (defined below) of the Issuer (defined below). The Joint Schedule 13D Filing also represented the initial statement on Schedule 13D of the Reporting Persons. As of February 11, 2026, the Reporting Persons ceased filing jointly with the Onex Persons.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common shares of beneficial interest, par value $0.001 per share (the "Common Shares" or the "Shares") of Onex Direct Lending BDC Fund (f/k/a Onex Falcon Direct Lending BDC Fund), a Delaware statutory trust (the "Issuer" or the "Company"). The address of the Issuer's principal executive office is 930 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by each of the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "SEC") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

(i) Convex Re Limited, a Bermuda corporation; and

(ii) Convex Group Limited, a Bermuda corporation.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1.

This Schedule 13D relates to the Common Shares held of record by Convex Re Limited. Convex Group Limited may be deemed to beneficially own the Common Shares held by Convex Re Limited, through its ownership of all of the equity of Convex Re Limited.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold the securities reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each Reporting Person expressly disclaims any assertion or presumption that they and the other persons on whose behalf this statement is filed constitute a "group."
Residence or business address: The principal business and principal office address of each of the Reporting Persons is 6 Front Street, 6th Floor Point House, Hamilton HM 11, Bermuda.
Present principal occupation or employment: Set forth in Schedule A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons (the "Covered Persons").
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The jurisdictions in which the Reporting Persons were formed are set forth in Item 2(a), and such information is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As further described in Item 6 below, on October 1, 2024, Convex Re Limited entered into a subscription agreement with the Issuer, pursuant to which Convex Re Limited subscribed for and agreed to purchase Shares with a capital commitment equal to up to $30,000,000 (the "Convex Capital Commitment"). Pursuant to the Convex Subscription Agreement, Convex Re Limited was required to fund drawdowns to purchase Shares up to the amount of the Convex Capital Commitment periodically each time the Issuer delivered a drawdown notice to Convex Re Limited. The foregoing description of Convex Re Limited's commitment to the Issuer does not purport to be complete and is qualified in its entirety by reference to the form of subscription agreement which was previously filed by the Issuer and is incorporated herein by reference to Exhibit 99.2.

On October 18, 2024, Convex Re Limited purchased 1,280,956.447 Common Shares from the Issuer at a price of $23.42 per share.

The source of the funds for Convex Re Limited's purchase of Shares was the available investment capital of Convex Re Limited, consisting of insurance premiums paid by policy holders and investment income.

## Item 4. Purpose of Transaction
Purpose of transaction:
With respect to their beneficial ownership of the Shares, the Reporting Persons previously filed jointly with Onex Credit Holdings LLC, Onex Partners Canadian GP Inc., Onex Partners V GP Limited, Onex Corporation and Gerald W. Schwartz (collectively, the "Onex Persons"). On October 22, 2024, the Reporting Persons and the Onex Persons jointly filed the Joint Schedule 13D Filing. The Joint Schedule 13D Filing amended the initial statement on Schedule 13D filed on January 25, 2024 by Onex Credit Holdings LLC, Onex Corporation and Gerald W. Schwartz relating to the Common Shares of the Issuer. The Join Schedule 13D Filing also represented the initial statement on Schedule 13D of the Reporting Persons. As of February 11, 2026, the Reporting Persons ceased filing jointly with the Onex Persons.

All Shares of the Issuer currently owned of record by Convex Re Limited were acquired for investment purposes.

The Reporting Persons acquired beneficial ownership of the Shares for investment purposes because they believed the Shares represented an attractive investment opportunity. The Reporting Persons intend to review the investment in the Issuer on a continuing basis and depending on such review may consider from time to time various alternative courses of action. The Reporting Persons reserve the right, in light of their ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price and availability of the Shares or other securities of the Issuer, conditions in the securities markets generally, general economic and industry conditions, regulatory requirements, other investment opportunities available to them, their business and investment objectives and other relevant factors, to change their plans and intentions at any time or to take such actions with respect to the investment in the Issuer as they deem appropriate, in each case as may be permitted pursuant to applicable law and contractual agreements. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, reserve the right to take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of trustees of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; listing or de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above.

Except as otherwise set forth in this Item 4, Item 6 and elsewhere in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; and general economic and market conditions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 8,859,835.136 Shares outstanding as of February 9, 2026, as disclosed by the Issuer to the Reporting Persons. As disclosed herein, Convex Re Limited owns 1,280,956.447 Shares. Convex Group Limited may be deemed to beneficially own the Common Shares held by Convex Re Limited, through its ownership of all of the equity of Convex Re Limited.

The information set forth under Item 3 of this Schedule 13D is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
(a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 8,859,835.136 Shares outstanding as of February 9, 2026, as disclosed by the Issuer to the Reporting Persons. As disclosed herein, Convex Re Limited owns 1,280,956.447 Shares. Convex Group Limited may be deemed to beneficially own the Common Shares held by Convex Re Limited, through its ownership of all of the equity of Convex Re Limited.

The information set forth under Item 3 of this Schedule 13D is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. None of the Reporting Persons has effected any transaction in the Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

As described in Item 3 above, Convex Re Limited entered into a subscription agreement with the Issuer, pursuant to which Convex Re Limited subscribed for and agreed to purchase Shares of the Issuer with a Capital Commitment of up to $30,000,000, all of which Shares have been purchased as of the date hereof. The subscription agreement contains customary representations, warranties and covenants of the Issuer and Convex Re Limited, and customary indemnification provisions in favor of the Issuer. The assignability and transferability of the Shares are governed by the subscription agreement, which imposes substantial restrictions on transfers.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or between the Reporting Person and any other person, with respect to the Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Joint Filing Agreement among the Reporting Persons, dated as of February 11, 2026.

99.2 Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form 10-12G filed with the Securities and Exchange Commission on September 17, 2021).
https://www.sec.gov/Archives/edgar/data/1860424/000119312521276222/d146040dex41.htm

## Signatures
- Convex Re Limited: /s/ Kierra Smith, Chief Financial Officer (02/11/2026)
- Convex Group Limited: /s/ Brian Bissett, Chief Financial Officer (02/11/2026)